RS Variable Products Trust

388 Market Street, 17th Floor

San Francisco, CA 94111

November 8, 2013

Mr. Jason Fox

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Re: RS Variable Products Trust (File No. 811-21922)

Dear Mr. Fox:

I am Treasurer of RS Variable Products Trust (the “Trust”). This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by you to me, Shelly Tam and Kim St. Hilaire, on October 18, 2013, relating to the Staff’s recent review of certain filings of the Trust. For ease of reference, the comments have been summarized before each response.

Form N-PX for the period July 1, 2012 – June 30, 2013 (as filed August 30, 2013)

1. Comment: It was noted that the Trust’s most recent Form N-PX filing, as filed on August 30, 2013, was signed by the Chief Compliance Officer of the Trust, whereas the instructions for Form N-PX require that the form be signed on behalf of the registrant by the registrant’s principal executive officer or officers.

Response: On October 29, 2013, the Trust filed Form N-PX/A to amend its August 30, 2013 filing to reflect that the form was signed on behalf of the Trust by the Trust’s principal executive officer.

Fidelity Bond

2. Comment: It was noted that the Trust did not appear to have submitted a Form 40-17G filing on the EDGAR system during 2013.

Response: On October 29, 2013, the Trust filed its current fidelity bond on Form 40-17G.

Other

3. Comment: It was noted that certain series and class identifiers are still active on the EDGAR system for the following series of the Trust that are no longer in existence:

RS Partners VIP Series (S000013438)

RS Value VIP Series (S000017296)

RS Global Natural Resources VIP Series (S000017293)

Response: On October 25, 2013, the Trust marked as inactive the series and class identifiers for the series of the Trust noted above.

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As requested, we acknowledge that: (i) the foregoing Staff comments or changes to disclosure in response to the foregoing comments do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff; (ii) the Staff’s review of the filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please feel free to contact me at (415) 591-2752 with any questions you may have.

Sincerely,

/s/ Glen Wong

Glen Wong

Treasurer

RS Variable Products Trust

cc: The Trustees of RS Variable Products Trust

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